82-2748

SUPPL

GOLDCLIFF RESOURCE CORPORATION

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JULY 31, 2005

(UNAUDITED - SEE NOTICE TO READER)

C&A
CAWLEY
& ASSOCIATES

NOTICE TO READER

We have compiled the balance sheet of Goldcliff Resource Corporation as at July 31, 2005 and the statements of loss and deficit and deferred exploration expenditures and changes in cash flows for the nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
September 20, 2005

" Cawley & Associates"
Cawley & Associates

05011614

CHARTERED ACCOUNTANTS 3RD FLOOR 1622 WEST 7TH AVENUE TEL: (604) 731-1191 BCAWLEY@CAWLEY-ASSOC.COM
BRIAN CAWLEY CORPORATION VANCOUVER, B.C. V6J 1S5 FAX: (604) 731-3511 GCURRAN@CAWLEY-ASSOC.COM

dlw 10/5

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
JULY 31, 2005
(UNAUDITED – SEE NOTICE TO READER)

	July 31, 2005	October 31, 2004
		(AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$ 33,572	$ 125,535
Cash held in trust	-	244,836
Term deposits	604,794	204,043
G.S.T. receivable	28,302	58,365
Prepaid expense	3,819	15,288
Total current assets	670,487	648,067
TERM DEPOSITS	11,161	11,031
MINERAL CLAIMS	47,230	38,132
DEFERRED EXPLORATION EXPENDITURES	1,627,361	1,351,859
	$ 2,356,239	$ 2,049,089
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 40,585	$ 190,826
SHAREHOLDERS' EQUITY:		
Share capital	5,514,439	4,655,027
Subscription received in advance	-	274,836
Contributed surplus	99,287	99,287
Deficit, per the accompanying statement	(3,298,072)	(3,170,887)
Total shareholders' equity	2,315,654	1,858,263
	$ 2,356,239	$ 2,049,089

On behalf of the board:

"LEONARD W. SALEKEN"

Director

"EDWIN R. ROCKEL"

Director

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED JULY 31, 2005
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative nine month period ended	
	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
GENERAL REVENUE	$ -	-	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENDITURES:				
Advertising and promotion	15,830	12,000	56,600	54,625
Bank charges and interest	51	70	966	250
Legal and accounting	2,579	3,483	40,929	22,297
Management fees	2,451	4,434	4,897	13,811
Office	835	3,825	23,594	16,224
Rent	1,954	1,465	5,100	4,474
Stock-based compensation	-	-	-	-
Telephone	434	70	1,548	687
Total general and administrative expenditures	24,134	25,347	133,645	112,368
NET LOSS BEFORE INTEREST INCOME	24,134	25,347	133,634	112,368
INTEREST INCOME	3,726	3,238	6,449	10,769
NET LOSS	20,408	22,109	127,185	101,599
DEFICIT, beginning of period	3,277,664	3,086,515	3,170,887	3,007,025
DEFICIT, end of period	$ (3,298,072)	$ (3,108,624)	$(3,298,072)	$(3,108,624)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average of common shares outstanding	28,291,349	24,714,633	28,291,349	24,714,633

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF CHANGES IN CASH FLOW
FOR THE NINE MONTHS ENDED JULY 31, 2005
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative nine month period ended	
	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
CASH FLOW USED IN OPERATING ACTIVITIES:				
Interest received	$- 379	$- 725	$ 5,568	$ 2,824
Interest expense	(51)	(69)	(966)	(250)
Cash received from customers	-	-	-	-
Cash paid to suppliers and employees	(34,610)	(23,753)	(132,668)	(93,801)
CASH FLOW USED IN OPERATING ACTIVITIES	(34,282)	(23,097)	(128,066)	(91,227)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES:				
Mineral claims	(5,913)	-	(9,098)	(13,739)
Term deposit redeemed	-	50,000	(400,000)	100,000
Deferred Exploration	(13,249)	(62,492)	(384,211)	(441,308)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES	(19,162)	(12,492)	(793,309)	(355,047)
CASH FLOW FROM FINANCING ACTIVITIES:				
Capital stock issued	-	33,000	584,576	311,935
CASH FLOW FROM FINANCING ACTIVITIES	-	33,000	584,576	311,935
DECREASE IN CASH DURING THE PERIOD	(53,444)	(2,589)	(336,799)	(134,339)
CASH, beginning of period	87,016	18,253	370,371	150,003
CASH, end of period	$ 33,572	$ 15,664	$ 33,572	$ 15,664

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE NINE MONTHS ENDED JULY 31, 2005
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative nine month period ended	
	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
OPENING DEFERRED EXPLORATION EXPENDITURES	$ 1,546,907	$ 922,506	$ 1,351,859	$ 605,687
REVENUE	-	-	-	9,489
EXPENDITURES DURING THE PERIOD				
Assays	1,508	6,088	33,941	42,627
Geological surveys	53,598	62,011	167,649	196,861
Field expenses and supplies	14,092	17,552	37,331	35,660
Mapping/drafting	7,950	2,075	17,392	19,774
Trenching	3,306	-	3,306	-
Drilling	-	630	908	115,367
Geophysical surveys	-	13,165	14,975	17,540
	80,454	101,521	275,502	427,829
	80,454	101,521	275,502	418,340
ENDING DEFERRED EXPLORATION EXPENDITURES	$ 1,627,361	$ 1,024,027	$ 1,627,361	$ 1,024,027

DEFERRED EXPLORATION EXPENDITURES BY PROPERTIES

	Panorama
OPENING	$ 1,351,859
EXPENDITURES	275,502
ENDING	$ 1,627,361

GOLDCLIFF RESOURCE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
JULY 31, 2005
(UNAUDITED - SEE NOTICE TO READER)

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

NOTE 3 SHARE CAPITAL:

(a) Authorized share capital are unlimited with no par value shares. Details of shares issued are as follows:

	Number	Amount
Balance - October 31, 2004	25,323,850	$ 4,655,027
Cash	4,262,250	897,960
Issuing cost	-	(42,298)
Stock-based compensation	-	-
Cash (Exercise of options)	37,500	3,750
Shares for mining property	-	-
Balance – July 31, 2005	29,623,600	$ 5,514,439

GOLDCLIFF RESOURCE CORPORATION
MANAGEMENT DISCUSSION AND ANALYSIS
For the Period Ended July 31, 2005

GENERAL

The following discussion and analysis of the financial results, prepared as of July 31, 2005, should be read in conjunction with the Unaudited financial statements of Goldcliff Resource Corporation (the "Company") for the period ended July 31, 2005, together with the related notes thereto. The Unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

The discussion may contain forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Additional information is provided in the Company's Unaudited financial statements for the period ended July 31, 2005. This document is available for viewing on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

Goldcliff Resource Corporation is engaged in mineral property acquisition and exploration in Canada. The Company is active in the Province of British Columbia, Canada where the Company currently has two projects.

The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GCN. The Company's head office is in Vancouver, British Columbia. The Company's website is www.goldcliff.com and email is info@goldcliff.ca.

RISK, UNCERTAINTIES AND OUTLOOK

The business of exploration and mining is risky and there is no assurance that the current exploration programs will eventually result in profitable mining operations. The Company has limited financial resources, no source of operating cash flow and no assurances that funding will be available to conduct future exploration and development.

MINERAL PROPERTIES

The Company has two properties located in the Province of British Columbia, being the Panorama Ridge property and the Hedley property.

PANORAMA RIDGE PROPERTY

General

The active project for the quarter ended July 31, 2005 was the Panorama Ridge property. The property is a gold project and is located in Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division, British Columbia. The property is situated 320 kilometres east of Vancouver, 6 kilometres northeast of Hedley and 4 kilometres east of the past gold producing Nickel Plate-Mascot mine. The property consists of 10,528 hectares of staked mineral claims. The Company owns 100 per cent beneficial interest in the claims.

Exploration Activities

Panorama Ridge exploration activities for the quarter ended July 31, 2005 consisted of the completion and interpretation of Phase II drilling and trenching results. Exploration work at Panorama Ridge commenced in June, 2005. Trenching is in progress in preparation for drilling.

Summary of Exploration Activities (for the quarter ended July 31, 2005)

Panorama Ridge - Exploration Work Summary												
Year	Logistics				Samples (#)				Geophysics (km)		Drilling	
	Grid (km)	Trenching #	Trenching m²	Road (km)	Silts	Soils	Rock	Core	Magnetic	VLF/EM	Holes (#)	Metres
2000	0	0	0	0	0	0	27	0	0	0	0	0
2001	5.50	0	0	0	65	284	554	0	0	0	0	0
2002	24.40	15	515.00	0.49	14	1208	622	0	0	4.82	0	0
2003	38.10	9	308.50	2.45	0	522	239	1550	56.53	56.53	17	1920
2004	5.00	25	402.00	0	0	503	1085	2286	0	0	22	2277
2005	0	30	482.40	1.11	0	0	807	0	0	0	0	0
Total	73.00	79	1707.90	4.05	79	2517	3334	3836	56.53	61.35	39	4197

Panorama Ridge Property Summary

Goldcliff's 100%-owned Panorama Ridge gold discovery is in the Hedley Gold Basin, just east of the previously-mined Nickel Plate-Mascot gold mine. From discovery in 2000, exploration work at Panorama Ridge has successfully advanced the property from gold in outcrops to gold in drill holes. The exploration success has led to the discovery of the potentially economic gold mineralization within several gold zones at Panorama Ridge.

The Nordic trenching in 2005 has revealed more high-grade gold. Trench-ND56 cut **15.60** grams per tonnes (g/t) gold over 3.00 metres, within a 23.20 metre interval that cut **3.22** g/t gold. From end-to-end, the entire trench encounters the gold mineralized zone (GMZ) which averages **1.03** g/t gold over 106.60 metres.

The Nordic trench-ND56 was trenched in a NE-SW direction over a 106.60 metre interval. The trench gold sample results (continuous gold intervals, weighted gold values) are as follows:

Trench-ND56		
Trenching Intervals	Interval (metres)	Gold grams per tonne (g/t)
GMZ	**106.60**	**1.03**
including	56.30	1.62
including	**23.20**	**3.22**
including	13.00	5.18
including	8.00	7.51
including	3.00	15.60
High-grade	**1.00**	**26.50**

Within a large gold skarn system, the endoskarn is the recipient of the gold (sediments) and the exoskarn is the deliverer of the gold (diorites). As such, the key to geologically significant gold mineralization lies in the association of endoskarn and exoskarn alteration. At Panorama, the deliverer of the gold is the New York stock and associated dykes. Though equivalent, the New York stock is a separate body from the Toronto stock located at the Nickel Plate-Mascot mine. Several of these diorite stocks occur in the Hedley Gold Basin.

Gold-bearing skarn mineralization in the Hedley camp, and at Panorama, is hosted in Upper Triassic Nicola Group rocks and is genetically related to the Early Jurassic Hedley Intrusions. During gold skarn development, destruction of igneous ferromagnesian minerals and the lowering of iron content of the endoskarn were matched correspondingly by an increase of iron in the exoskarn. This suggests that the ferromagnesian minerals in the Hedley intrusions were the source of the iron enrichment in the exoskarn and ore zones, and may also be the source of the gold (Ray, Bulletin 87)

The gold skarn development is very evident in Trench-ND56 and elsewhere on Panorama. The exoskarn (sediments) is enriched in gold (1.34 g/t gold) and iron (4.27 %) and the endoskarn (diorites) is depleted in gold (0.016 g/t gold) and iron (2.63 %).

In 2000, Goldcliff discovered the Panorama Ridge property containing gold skarn sedex-strata-bound mineralization. Goldcliff's property is located to the east of the previously-mined Nickel Plate-Mascot gold mine that once produced 2.5 million ounces of gold. The gold grades and geology at Panorama are comparable to those of the mine ore-bodies.

In 2002, Goldcliff extended its surface prospecting based on the encouraging gold results from the 2001 work at Panorama.

In 2003, Goldcliff's drilling discovered the York-Viking zone. The discovery hole intersected a high-grade gold section averaging 2.77 g/t over 10.00 metres. The high-grade occurs within a 46.00 metre intersection grading 1.24 g/t gold. The gold mineralized zone (GMZ) covers 82.51 metres grading 0.88 g/t gold. The higher gold values range up to 7.65 g/t gold.

In 2004, Goldcliff's drilling intersected the highest-grade gold values of 34.30 g/t gold at the York-Viking zone. Trenching within the drill area reported 1.13 g/t gold over a total length of 77.40 metres. Contained within this section of gold mineralization is 1.70 g/t gold over 23.00 metres. Individual one metre samples as high as 6.31 g/t gold occurred.

For 2005, exploration trenching and drilling are focusing on the high-grade gold potential at the York-Viking and Nordic zones at Panorama.

The Panorama Ridge gold property is located in a world-class gold district thatch produced 2.5 million ounces of gold in the last 100 years. The gold was mined from a series of sedex-strata-bound gold deposits that occurred at one location – the Nickel Plate-Mascot gold mine (1904-1996). Discovered in 2000, Goldcliff's Panorama Ridge gold property is situated in a geologically-similar environment to this previous find. Panorama Ridge is located a few kilometers east of the past-producing gold mine.

RESULTS OF OPERATIONS

The Company recorded a loss for the quarter ended July 31, 2005 of $20,408 or $0.01 per share compared to a loss of $22,109 or $0.01 per share for the comparative year ended July 31, 2004. Advertising and promotions of $ 15,830 (July 31, 2004-$12,000) consisted of investor relations. Stock-based compensation of $ nil (2004-$nil) was recorded for options vesting over the year.

The Company's mineral properties amount to $47,230 (July 31, 2004-$40,240) and relate primarily to the Panorama Ridge property.

GENERAL AND ADMINISTRATIVE

The lower general and administrative expenditures primarily resulted from decreased head office costs as a result taking on a lower level of activity, combined with decreased advertising and promotion, management and professional fees.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital position at July 31, 2005 was $629,902 as compared to a working capital of $457,241 at October 31, 2004.

ANNUAL FINANCIAL INFORMATION

Year Ended		**31-Oct 2004**	**31-Oct 2003**	**31-Oct 2002**
Financial Results				
Exploration expenditures	$	755,660	291,447	1,033,009
Write down of deferred exploration		Nil	(718,769)	Nil
Stock based compensation		35,788	76,407	Nil
Loss per year		(163,862)	(1,270,496)	(90,729)
Loss per share basic and diluted		(0.01)	(0.08)	(0.01)
Financial Position				
Working capital position (deficiency)	$	457,241	731,328	(33,895)
Mineral properties		1,389,991	618,688	244,340
Total Assets		2,049,089	1,507,604	1,371,707
Share capital		4,754,314	4,368,072	2,991,014
Deficit, end of year	$	(3,170,887)	(3,007,025)	(1,736,529)

QUARTERLY FINANCIAL INFORMATION

Quarterly Financial Information

2005 Fiscal Quarter Ended		**31-Jul 2005**	**30-Apr 2005**	**31-Jan 2005**
Exploration Expenditures	$	80,454	73.930	121,118
Write down of deferred exploration		nil	nil	nil
Loss for the period		20,408	(72,745)	(34,032)
Loss per share - basic and diluted		(0.01)	(0.01)	(0.01)

Quarterly Financial Information

2004 Fiscal Quarter Ended		**31-Oct 2004**	**31-Jul 2004**	**30-Apr 2004**	**31-Jan 2004**
Exploration Expenditures	$	337,832	101,521	81,083	225,736
Write down of deferred exploration		nil	nil	nil	nil
Loss for the period		(62,263)	(22,109)	(56,966)	(22,524)
Loss per share - basic and diluted		(0.01)	(0.01)	(0.01)	(0.01)

2003 Fiscal Quarter Ended		**31/Oct 2003**	**31/Jul 2003**	**30/Apr 2003**	**31-Jan 2003**
Exploration Expenditures	$	265,091	26,356	nil	nil
Write down of deferred exploration		(718,769)	nil	nil	nil
Loss for the period		(1,100,552)	(118,973)	(18,752)	(32,219)
Loss per share - basic and diluted		(0.05)	(0.01)	(0.01)	(0.01)

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions for the quarter ended July 31, 2005 with related parties that total amount $ 42,703:

a) Paid or accrued deferred exploration costs of $ 41,026 to corporations controlled by directors of the Company.

b) Paid or accrued legal fees of $1,677 included in professional fees to a corporation controlled by an officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

TRANSITION UNBER THE *BUSINESS CORPORATION ACT* (BRITISH COLUMBIA)

Effective March 29, 2004, the *Business Corporation Act* (British Columbia) (the "BCBCA") replaced the previous Company Act (British Columbia) (the "Old Act"). As compliance, Goldcliff Resource Corporation (the "Company") complied with an issuance of a Transition Application and a Notice of Articles issued effective May 5, 2005 (BC0312241). The Notice of Articles provide that the authorized share structure of the Company has no maximum of Common Shares to be issued without par value and without special or restrictions attached.

ADDITIONAL INFORMATION

As of July 31, 2005, the Company had 29,623,600 common shares issued and outstanding with the following outstanding options and warrants:

Outstanding Options:

Number of Shares	Exercise Price	Expiry Date
115,000	$ 0.10	December 11, 2005
374,620	0.18	July 3, 2006
462,500	0.100	August 6, 2006
50,000	0.135	May 7, 2007
185,380	0.1275	June 12, 2007
418,450	0.105	May 16, 2008
150,000	0.10875	September 3, 2008
80,000	0.1125	October 3, 2008
966,550	0.100	August 6, 2009

During the period ended July 31, 2005, 256,550 stock options expired unexercised.

Outstanding Warrants:

As at July 31, 2005, the Company had outstanding share purchase warrants, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
931,125	$ 0.20	November 11, 2005
1,440,000	0.35	March 22, 2006

During the period ended July 31, 2005, 900,000 warrants expired unexercised.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash held in trust, term deposits, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.